                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*



                               CFSB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  124927 10 4
                     --------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 pages

-----------------------                                   ----------------------
 CUSIP NO. 124927 10 4                13G                   Page 2 of 10 Pages
-----------------------                                   ----------------------


================================================================================
1    NAME OF REPORTING PERSON:  CFSB Bancorp, Inc. Employee Stock Ownership Plan

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          38-2920051

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]

                                                                (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Michigan
--------------------------------------------------------------------------------
  NUMBER OF       5  SOLE VOTING POWER                  0
   SHARES                                             -----
                  --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER             417,335
  OWNED BY                                           -------
                  --------------------------------------------------------------
    EACH          7  SOLE DISPOSITIVE POWER             0
  REPORTING                                           -----
                  --------------------------------------------------------------
   PERSON         8  SHARED DISPOSITIVE POWER        417,335
    WITH                                             -------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             417,335
             -------
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.9 %
             ----
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

             EP

================================================================================

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP NO. 124927 10 4                13G                   Page 3 of 10 Pages
-----------------------                                   ----------------------


================================================================================
1    NAME OF REPORTING PERSON:  David H. Brogan

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
  NUMBER OF       5  SOLE VOTING POWER                44,233
   SHARES                                            -------
                  --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER             102,731
  OWNED BY                                           -------
                  --------------------------------------------------------------
    EACH          7  SOLE DISPOSITIVE POWER           44,233
  REPORTING                                          -------
                  --------------------------------------------------------------
   PERSON         8  SHARED DISPOSITIVE POWER        102,731
    WITH                                             -------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             146,964
             -------
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.1 %
             ----
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

             IN

================================================================================

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP NO. 124927 10 4                13G                   Page 4 of 10 Pages
-----------------------                                   ----------------------


================================================================================
1    NAME OF REPORTING PERSON:  William C. Hollister

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
  NUMBER OF       5  SOLE VOTING POWER                59,012
   SHARES                                            -------
                  --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER             102,731
  OWNED BY                                           -------
                  --------------------------------------------------------------
    EACH          7  SOLE DISPOSITIVE POWER           59,012
  REPORTING                                          -------
                  --------------------------------------------------------------
   PERSON         8  SHARED DISPOSITIVE POWER        102,731
    WITH                                             -------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             161,743
             -------
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.4 %
             ----
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

             IN

================================================================================

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP NO. 124927 10 4                13G                   Page 5 of 10 Pages
-----------------------                                   ----------------------


================================================================================
1    NAME OF REPORTING PERSON:  James L. Reutter

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
  NUMBER OF       5  SOLE VOTING POWER                84,773
   SHARES                                            -------
                  --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER             102,731
  OWNED BY                                           -------
                  --------------------------------------------------------------
    EACH          7  SOLE DISPOSITIVE POWER           84,773
  REPORTING                                          -------
                  --------------------------------------------------------------
   PERSON         8  SHARED DISPOSITIVE POWER        102,731
    WITH                                             -------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             187,504
             -------
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.0 %
             ----
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

             IN

================================================================================

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                           ---------------------
                                                            Page 6 of 10 Pages
                                                           ---------------------


                       Securities and Exchange Commission
                            Washington, D.C.  20549


Item 1(a)   Name of Issuer.
       CFSB Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices.
       112 East Allegan Street
       Lansing, Michigan  48933

Item 2(a)   Name of Person(s) Filing.
       CFSB Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the
ESOP: David H. Brogan, William C. Hollister and James L. Reutter.

Item 2(b)   Address of Principal Business Office.
       Same as Item 1(b).

Item 2(c)   Citizenship.
       See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)   Title of Class of Securities.
       Common Stock, par value $0.01 per share.

Item 2(e)   CUSIP Number.
       See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.     Check whether the person filing is a:


      (f)   [x]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),


      (h)   [x]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).



      Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                           ---------------------
                                                            Page 7 of 10 Pages
                                                           ---------------------


Item 4.     Ownership.
      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

      (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

      (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.     Ownership of Five Percent or Less of A Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
      Not applicable.

Item 8.     Identification and Classification of Members of the Group.
      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.     Notice of Dissolution of Group.
      Not applicable.

Item 10.    Certification.
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                           ---------------------
                                                            Page 8 of 10 Pages
                                                           ---------------------


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFSB BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

     /s/ David H. Brogan                              January 20, 1997
     -----------------------------------------        ----------------
     David H. Brogan, as Trustee                      Date


     /s/ William C. Hollister                         January 20, 1997
     -----------------------------------------        ----------------
     William C. Hollister, as Trustee                 Date


     /s/ James L. Reutter                             January 20, 1997
     -----------------------------------------        ----------------
     James L. Reutter, as Trustee                     Date


     /s/ John W. Abbott                               January 16, 1997
     -----------------------------------------        ----------------
     John W. Abbott, Plan Committee Member            Date


     /s/ Robert H. Becker                             January 16, 1997
     -----------------------------------------        ----------------
     Robert H. Becker, Plan Committee Member          Date


     /s/ Carl C. Farrar                               January 16, 1997
     -----------------------------------------        ----------------
     Carl C. Farrar, Plan Committee Member            Date


     /s/ Jane M. Judge                                January 16, 1997
     -----------------------------------------        ----------------
     Jane M. Judge, Plan Committee Member             Date


     /s/ Jack G. Nimphie                              January 16, 1997
     -----------------------------------------        ----------------
     Jack G. Nimphie, Plan Committee Member           Date


     /s/ Holly L. Schreiber                           January 16, 1997
     -----------------------------------------        ----------------
     Holly L. Schreiber, Plan Committee Member        Date

                                                           ---------------------
                                                            Page 9 of 10 Pages
                                                           ---------------------


     /s/ C. Wayne Weaver                              January 16, 1997
     -----------------------------------------        ----------------
     C. Wayne Weaver, Plan Committee Member           Date


     /s/ David H. Brogan                              January 20, 1997
     -----------------------------------------        ----------------
     David H. Brogan, as an Individual Stockholder    Date


     /s/ William C. Hollister                         January 20, 1997
     -----------------------------------------        ----------------
     William C. Hollister, as an Individual           Date
     Stockholder


     /s/ James L. Reutter                             January 20, 1997
     -----------------------------------------        ----------------
     James L. Reutter, as an Individual Stockholder   Date

                                                           ---------------------
                                                            Page 10 of 10 Pages
                                                           ---------------------


Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 6.8 of the ESOP, (i) the trustees vote common stock allocated to participant accounts as directed by participants, and (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the ESOP trustee in the manner directed by the issuer in its capacity as the ESOP Committee. Pursuant to
Section 7.2(a) of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the ESOP's trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.